Fortuna Names Robert Brown to New Post of VP Corporate Development

Vancouver, July 30, 2012-- Fortuna Silver Mines Inc. (NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F) is pleased to announce the appointment of Mr. Robert Brown as Vice President of Corporate Development effective August 1st, 2012.

“We are very pleased that Robert is joining the Fortuna team at this exciting time,” said Jorge A. Ganoza, Fortuna President and CEO. “To date, management has been very successful and focused in developing and maximizing growth possibilities at our Caylloma and San Jose mines. Robert’s appointment signals the company’s next phase of expansion, as we look to capitalize on silver-gold business opportunities throughout the Americas.  I welcome him on behalf of all of us at Fortuna.”

Mr. Brown has 20 years of international experience in exploration, project development, finance and corporate development.  Throughout his career, he has identified exploration and development opportunities through the detailed analysis of economic, geologic and corporate criteria.  Prior to joining Fortuna, Mr. Brown was President and CEO of Calibre Mining Corp. where he was responsible for the acquisition, exploration and development of the company's projects in Australia, North America and Central America.  He also spent nine years with Barrick Gold in various senior management roles in exploration and business development and was involved with numerous exploration, valuation, merger and acquisition transactions.  A graduate of the University of Alberta with a Bachelor of Science degree in Geology (Honors), Mr. Brown also holds an MBA in Finance from the University of Toronto.

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The company is selectively pursuing additional acquisition opportunities throughout the Americas.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations:

Management Head Office: Carlos Baca- Telephone (Lima): +51.1.616.6060, ext. 0

Corporate Office:  Holly Hendershot- Telephone (Toronto): +1.647.725.0813 / Telephone (Vancouver): +1.604.484.4085

Media contact for North America:

Breakstone Group

Christina Pagano

Telephone: +1.212.213.2851

Mobile:  +1.646.382.3871

E-mail:  paganopr@aol.com

Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, "intends”, “advance”, “projects”, “calculates” and similar expressions are forward-looking statements.

The forward-looking statements are based on an assumed set of economic conditions and courses of actions, including estimates of future production levels, expectations regarding mine production costs, expected  trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna’s mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.